Exhibit 1.01

Conflict Minerals Report

Overview

This is the Conflict Minerals Report for The Gorman-Rupp Company (the “Company”, “Gorman-Rupp”, “we” or “our”), filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2014 to December 31, 2014. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to defined “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain such conflict minerals which are necessary to the functionality or production of their products. The conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment.

Under the Rule, a registrant whose products contain 3TG conducts a reasonable country of origin inquiry that establishes that any and all 3TG in its products originated from sources other than the Democratic Republic of the Congo or an adjoining country, collectively defined as the “Covered Countries”, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the 3TG in its supply chain may have originated in the Covered Countries, or if the registrant is unable to determine the country of origin of the 3TG, then the registrant must exercise due diligence on the conflict minerals source and chain of custody and must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures and the results of the due diligence.

The Company designs, manufactures and globally sells pumps and pump systems for use in water, wastewater, construction, dewatering, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (“HVAC”), military and other liquid-handling applications.

The types of pumps which the Company produces include self-priming centrifugal, standard centrifugal, magnetic drive centrifugal, axial and mixed flow, vertical turbine line shaft, submersible, high pressure booster, rotary gear, diaphragm, bellows and oscillating.

The Company determined that during the 2014 calendar year it manufactured some products containing some 3TG and that the use of the 3TG is necessary to the functionality or production of these products.

Design of Due Diligence Performed

The Company’s due diligence processes and efforts have been developed and are intended to conform in all material respects with the framework provided by The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework.

The Company’s supply chain is complex. There are multiple tiers between the Company and the sources of its raw materials, including the refiners and smelters in its supply chain. As we do not have a direct relationship with smelters and refiners, we utilized resources from our membership in industry-wide associations such as the National Association of Manufacturers (“NAM”) and the Manufacturers Alliance for Productivity and Innovation (“MAPI”). We relied upon our direct material suppliers to provide information on the origin of the 3TG contained in components which are included in our products. The methods we used to try to determine the origin of the 3TG in our products included:

•	sending informational letters to our relevant direct material suppliers, explaining the Rule and referring the suppliers to online training materials and instructions;

•	soliciting survey responses from relevant suppliers of components of our products, using the standard Conflict Minerals Reporting Template designed by the Conflict-Free Sourcing Initiative;

•	reviewing responses that we received from our suppliers and following up on inconsistent, incomplete, and inaccurate responses; and

•	sending reminders to suppliers who did not respond to our requests for information.

Conflict Minerals Status Analysis and Conflict Status Conclusion

Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, the Company has concluded that the 3TG in its supply chain is “DRC conflict undeterminable”. The Company is making this determination because it does not have sufficient information from suppliers or other sources regarding all of the smelters and refiners that processed the 3TG in the Company’s products to conclude whether the 3TG originated in the Covered Countries and, if so, whether the 3TG was from recycled or scrap sources or whether the 3TG originated from other conflict free sources. A significant number of the responses the Company received from suppliers stated that the supplier was unable to determine whether the products they sold to us contained 3TG or the supplier was still in the process of evaluating the source of the 3TG in their products.

Although the Company’s current filing status is “DRC conflict undeterminable”, the Company is not aware that any of its products contain 3TG that originated from sources in the Covered Countries, and will not knowingly manufacture any such products that contain 3TG that originated in the Covered Countries.

Future Due Diligence Measures

The Company will continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals; examine the possibility of establishing new terms and conditions that require responses to conflict mineral-related inquiries from its suppliers; and continue to direct suppliers to information and training resources to attempt to increase the response rate and improve the content of the supplier survey responses.